Exhibit 99.1

Perfect Corp. Reports Unaudited Financial Results for the Full Year 2022

New York – March 6, 2023 – Perfect Corp. (NYSE: PERF) ("Perfect" or the "Company"), a global leader in providing augmented reality (“AR”) and artificial intelligence (“AI”) Software-as-a-Service (“SaaS”) solutions to beauty and fashion industries, today announced its unaudited financial results for the full year ended December 31, 2022.

Highlights for the Full Year of 2022

•	Total revenues grew to $47.3 million, up 16.0% year over year, primarily due to an increase in AR/AI cloud solutions and subscription revenues.

•	Gross profit increased to $40.2 million from $35.0 million in 2021.

•	Net loss was $161.7 million, compared to $156.9 million in 2021.

•	Adjusted net income (non-IFRS) was $4.1 million, compared to an adjusted net loss (non-IFRS) of $1.8 million in 2021[1].

•	Adjusted EBITDA (non-IFRS)[2] was positive $3.1 million compared to a negative adjusted EBITDA of $0.9 million in 2021, primarily due to strong revenue growth and efficient expense controls.

•	The Company had 152 Key Customers[3] as of December 31, 2022, compared with 124 Key Customers as of December 31, 2021.

•	As of December 31, 2022, our customer base includes 509 brand clients, with over 550,000 digital stock keeping units (“SKUs”) for makeup, haircare, skincare, eyewear, and jewelry products, compared with 434 brand clients and over 439,000 digital SKUs as of December 31, 2021.

Ms. Alice H. Chang, the Founder, Chairwoman, and Chief Executive Officer of Perfect, commented, “We finished 2022 with steady revenue growth, an expanded customer base, and positive cash flow, despite the worsening macro climate and elongated sales cycles in the second half of the year. Proactively responding to these challenges, we optimized our expenses, channeled our resources to boost uptake of our digital solutions, further explored categories beyond beauty, and invested into promising new geographies. We remain ideally positioned to seize growth opportunities generated by the intensifying digitalization of the beauty and fashion industries, brands’ pivot to online retail, and the rapid growth in use cases for AR/AI technology. Going forward, we remain committed to driving top-line growth while focusing on profitability in the face of an increasingly challenging environment, as we continue executing on our mission to transform the world with our digital tech innovations.”

1 Adjusted net income (loss) is a non-IFRS financial measure. See the "Use of Non-IFRS Financial Measures" section of this communication for the definition of such non-IFRS measure.

2 Adjusted EBITDA is a non-IFRS financial measure. See the “Use of Non-IFRS Financial Measures” section of this communication for the definition of such non-IFRS measure.

3 Key Customers refers to the Company’s brand customers who contributed revenue of more than $50,000 in the trailing 12 months ended on the measurement date.

Mr. Pin-Jen (Louis) Chen, Executive Vice President and Chief Strategy Officer of Perfect, added, “We maintained our growth momentum during 2022, despite a turbulent macroeconomic environment. In addition to our solid top line results, we continued to add new customers, up- and cross-sell to existing customers, and expand into fresh categories beyond beauty. Facing elongated sales cycles, we retained our focus on improving efficiency and profitability while investing responsibly and prudently for the future. Driven by these successful initiatives, we generated positive revenue growth for the year. While uncertainties in the macro environment remain, our strong cash position and streamlined operations leave us well-positioned to navigate the challenging times ahead as we deliver on our long-term growth strategy.”

Full Year 2022 Financial Results

Revenue

Total revenues in the full year of 2022 increased by 16.0% to $47.3 million from $40.8 million in the full year of 2021.

•	AR/AI cloud solutions and subscription revenues increased by 25.3% to $36.9 million from $29.5 million in the full year of 2021, mostly driven by the continued strong demand for the Company’s online virtual product try-on solutions from its brand customers as well as an increase in its monthly active subscribers[4].

•	Licensing revenues decreased by 4.8% to $8.4 million, or 17.8% of total revenues, primarily caused by our brand customers’ lower demand for in-store offline solutions while brand customers shift to investing into online virtual product try-ons.

•	Advertisement revenues decreased by 24.1% to $1.8 million from $2.4 million in the full year of 2021, consistent with the Company’s strategy of reinforcing its market leadership in providing AR- and AI-SaaS solutions and allocating less resources to advertisement services.

Gross Profit

Gross profit in the full year of 2022 was $40.2 million, representing an 84.9% gross margin, compared to $35.0 million, or an 85.9% gross margin, in the full year of 2021.

Total Operating Expenses

Total operating expenses in the full year of 2022 increased by 177.7% to $111.2 million from $40.1 million in the full year of 2021, mainly due to the one-off transaction cost in connection with our U.S. public listing.

•	Sales and marketing (“S&M”) expenses decreased by 2.9% to $24.5 million from $25.3 million in the full year of 2021, primarily due to the Company’s decreased spending on paid advertising campaigns in connection with our mobile apps subscription, because we focused on the improvement of the organic user acquisition rate and trial-to-paid conversion rate of our mobile apps in 2022.

4 Monthly active subscribers refer to paying users who subscribes to the Company’s mobile apps’ premium functions and maintain an active subscription at the end of the measured month.

•	Research and development (“R&D”) expenses increased by 6.5% to $10.5 million from $9.8 million in the full year of 2021, primarily due to an increase in R&D headcount and related personnel expenses.

•	General and administrative (“G&A”) expenses increased to $76.2 million from $4.9 million in the full year of 2021, primarily due to the $71.2 million one-off transaction cost that the Company incurred during the course of its de-SPAC transaction and public listing[5]. Excluding those expenses that were one-time in nature, recurring G&A expenses were $5.0 million in the full year of 2022.

Net Loss

Net loss in the full year of 2022 was $161.7 million, compared to $156.9 million during the full year of 2021.

Adjusted Net Income (Non-IFRS)

Our adjusted net income in 2022 was $4.1 million, compared to an adjusted net loss (non-IFRS) of $1.8 million in 2021, primarily due to our strong revenue growth and efficient expense control, especially in the decrease of paid advertising campaigns. Furthermore, higher interest rate resulted in a significant increase of interest income.

Adjusted EBITDA (Non-IFRS)

Adjusted EBITDA in the full year of 2022 was $3.1 million, compared to negative $0.9 million in the full year of 2021, primarily due to strong subscription revenue growth, as well as more efficient expense controls across all functions, especially in S&M paid advertising expenses.

Liquidity

As of December 31, 2022, the Company held $162.6 million in cash and cash equivalents (or $192.6m if including the 6-month time deposits of $30.0 million, which are classified as current financial assets at amortized cost under IFRS), up from $80.5 million as of December 31, 2021. A significant contributor to this increase was the completion of the Company’s public listing via a de-SPAC transaction on October 31, 2022.

Business Outlook

The global consumer discretionary industry and consumer spending are expected to continue to face a range of challenges during 2023, such as global high inflation, elongated sales cycles, significant fluctuations in foreign exchange rates, and geopolitical tensions and conflict. Despite these challenges, the Company remains confident in its long-term growth prospects and retains its commitment to iterating its products and services, further enhancing its digital solutions, expanding its customer base, diversifying revenue streams, and further optimizing operating efficiency.

5 The one-off transaction cost in 2022 included non-cash listing expense, which refers to the excess of the fair value of our Class A Ordinary Shares issued over the fair value of the identifiable net assets of Provident Acquisition Corp. (“Provident”), the SPAC involved in the Company’s de-SPAC transaction, on the closing date of this transaction, and professional services expenditures that the Company incurred in connection with the de-SPAC transaction.

Conference Call Information

The Company's management will hold an earnings conference call at 7 a.m. Eastern Time on March 7, 2023 (8 p.m. Taipei Time on March 7, 2023) to discuss the financial results. For participants who wish to join the call, please complete online registration using the link provided below in advance of the conference call. Upon registering, each participant will receive a participant dial-in number and a unique access PIN, which can be used to join the conference call.

Registration Link: https://registrations.events/direct/Q4E61201

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.perfectcorp.com.

About Perfect Corp.

Founded in 2015, Perfect is a global leader in providing AR and AI SaaS solutions to beauty and fashion industries. Utilizing facial 3D modeling, and AI deep learning technologies, Perfect empowers beauty brands with product try-on, facial diagnostics, and digital consultation solutions to provide consumers with an enjoyable, personalized, and convenient omnichannel shopping experience. Today, Perfect has the leading market share in helping the world’s top beauty brands execute digital transformation, improve customer engagement, increase purchase conversion, and drive sales growth while maintaining environmental sustainability and fulfilling social responsibilities. For more information, visit https://ir.perfectcorp.com/.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on beliefs and assumptions and on information currently available to Perfect. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. These statements are based on Perfect’s reasonable expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Perfect’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Perfect to predict these events or how they may affect Perfect. In addition, risks and uncertainties are described in Perfect’s filings with the Securities and Exchange Commission. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Perfect cannot assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that Perfect presently does not know or that Perfect currently does not believe are material that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Perfect, its directors, officers or employees or any other person that Perfect will achieve its objectives and plans in any specified time frame, or at all. Except as required by applicable law, Perfect does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of Perfect as of any date subsequent to the date of this communication.

Use of Non-IFRS Financial Measures

This press release and accompanying tables contain certain non-IFRS financial measures, including adjusted net income (loss) and adjusted EBITDA, as supplemental metrics in reviewing and assessing Perfect’s operating performance and formulating its business plan. Perfect defined these non-IFRS financial measures as follows:

Adjusted net income (loss) is defined as net income (loss) excluding one-off transaction costs (e.g. costs related to de-SPAC transaction), non-cash equity-based compensation, non-cash valuation (gain)/loss of preferred shares, and foreign exchange (gain)/loss. The majority of these adjustments relate to items in zero tax jurisdictions. With respect to non-zero tax jurisdictions, any related deferred tax assets do not qualify for recognition because of the cumulative losses. Hence, none of the adjusted net income in each of the two years ended December 31, 2022 was subject to income tax effects. For a reconciliation of adjusted net income (loss) to net income (loss), see the reconciliation table included elsewhere in this press release.

Adjusted EBITDA is defined as net income (loss) excluding depreciation and amortization expense, income tax expense, interest and finance costs, one-off transaction costs (e.g. costs related to de-SPAC transaction), non-cash equity-based compensation, non-cash valuation (gain)/loss of preferred shares, and foreign exchange (gain)/loss. For a reconciliation of adjusted EBITDA to net income (loss), see the reconciliation table included elsewhere in this press release.

Non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. Non-IFRS financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of the non-IFRS financial measures. In addition, the non-IFRS financial measures Perfect uses may differ from the non-IFRS measures used by other companies, including peer companies, and therefore their comparability may be limited. The presentation of these non-IFRS financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with IFRS. The items excluded from our adjusted net income (loss) and adjusted EBITDA are non-cash expenses or not driven by core results of operations and render comparison of IFRS financial measures with prior periods less meaningful. We believe adjusted net income (loss) and adjusted EBITDA provide useful information to investors and others in understanding and evaluating our results of operations, as well as providing a useful measure for period-to-period comparisons of our business performance. Moreover, such non-IFRS measures are used by our management internally to make operating decisions, including those related to operating expenses, evaluate performance, and perform strategic planning and annual budgeting.

Investor Relations Contact

Robin Yang, Partner

ICR, LLC

Email: Investor_Relations@PerfectCorp.com

Phone: +1 (646) 880 9057

Category: Investor Relations

PERFECT CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2021 AND 2022

(Expressed in thousands of United States dollars)

	December 31, 2021	December 31, 2022
Assets	Amount	Amount
Current assets
Cash and cash equivalents	$80,453	$162,616
Current financial assets at amortized cost	-	30,000
Current contract assets	-	3,660
Accounts receivables	6,568	7,756
Other receivables	6	314
Current income tax assets	63	77
Inventories	88	45
Other current assets	299	4,705
Total current assets	87,477	209,173
Non-current assets
Property, plant and equipment	407	289
Right-of-use assets	620	323
Intangible assets	100	119
Deferred income tax assets	165	244
Guarantee deposits paid	135	125
Total non-current assets	1,427	1,100
Total assets	$88,904	$210,273

PERFECT CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

DECEMBER 31, 2021 AND 2022

(Expressed in thousands of United States dollars)

	December 31, 2021	December 31, 2022
Liabilities and Equity	Amount	Amount
Current liabilities
Current contract liabilities	$9,021	$13,024
Other payables	8,706	9,308
Other payables – related parties	73	63
Current tax liabilities	104	155
Current provisions	1,058	1,855
Current lease liabilities	449	251
Other current liabilities	384	261
Total current liabilities	19,795	24,917
Non-current liabilities
Non-current financial liabilities at fair value through profit or loss	259,230	3,207
Non-current lease liabilities	189	87
Net defined benefit liability, non-current	104	73
Guarantee deposits received	28	25
Total non-current liabilities	259,551	3,392
Total liabilities	279,346	28,309
Equity
Capital stock
Common stock	30,152	-
Perfect Class A Ordinary Shares, $0.1 par value	-	10,147
Perfect Class B Ordinary Shares, $0.1 par value	-	1,679
Capital surplus
Capital surplus	2,871	556,429
Retained earnings
Accumulated deficit	(224,097)	(385,819)
Other equity interest
Other equity interest	632	(472)
Total equity	(190,442)	181,964
Total liabilities and equity	$88,904	$210,273

PERFECT CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2021 AND 2022

(Expressed in thousands of United States dollars)

	Years Ended December 31
	2021	2022
Items	Amount	Amount
Revenue	$40,760	$47,300
Cost of sales and services	(5,736)	(7,130)
Gross profit	35,024	40,170
Operating expenses
Sales and marketing expenses	(25,287)	(24,544)
General and administrative expenses	(4,936)	(76,219)
Research and development expenses	(9,838)	(10,481)
Total operating expenses	(40,061)	(111,244)
Operating loss	(5,037)	(71,074)
Non-operating income and expenses
Interest income	131	2,029
Other income	118	75
Other gains and losses	(151,638)	(92,474)
Finance costs	(9)	(8)
Total non-operating income and expenses	(151,398)	(90,378)
Loss before income tax	(156,435)	(161,452)
Income tax expense	(417)	(292)
Net loss	$(156,852)	$(161,744)
Other comprehensive income (loss)
Components of other comprehensive income (loss) that will not be reclassified to profit or loss
Actuarial (losses) gains on defined benefit plans	$(24)	$22
Credit risk changes in financial instrument
Preferred shares	(58)	(7)
Total components of other comprehensive
income (loss) that will not be reclassified to profit or loss	(82)	15
Components of other comprehensive income that will be reclassified to profit or loss
Exchange differences arising on translation of foreign operations	123	(1,097)
Other comprehensive income (loss), net	$41	(1,082)
Total comprehensive loss	$(156,811)	$(162,826)
Net loss, attributable to:
Shareholders of the parent	$(156,852)	$(161,744)
Total comprehensive loss attributable to:
Shareholders of the parent	$(156,811)	$(162,826)
Loss per share (in dollars)
Basic loss per share of Class A and Class B Ordinary Shares	$(2.96)	$(2.37)
Diluted loss per share of Class A and Class B Ordinary Shares	$(2.96)	$(2.37)

PERFECT CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2021 AND 2022

(Expressed in thousands of United States dollars)

	Years Ended December 31
	2021	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax	$(156,435)	$(161,452)
Adjustments to reconcile profit (loss)
Depreciation expense	598	703
Amortization expense	47	63
Interest income	(131)	(2,029)
Interest expense	9	8
Net loss on financial liabilities at fair value through profit or loss	150,745	93,777
Employees’ stock option cost	1,782	2,117
Directors’ share-based compensation	-	58
Recognition of listing expense	-	65,264
Changes in operating assets and liabilities
Accounts receivable	(1,059)	(1,479)
Current contract assets	-	(3,701)
Other receivables	7	(3)
Other receivables – related parties	16	-
Inventories	-	43
Other current assets	(78)	(4,418)
Current contract liabilities	4,108	4,783
Accounts payable	-	-
Other payables	1,653	772
Other payables – related parties	(11)	(2)
Current provisions	586	897
Other current liabilities	255	(80)
Net defined benefit liability, non-current	-	1
Cash inflow (outflow) generated from operations	2,092	(4,678)
Interest received	129	1,724
Interest paid	(9)	(8)
Income tax paid	(664)	(343)
Net cash flows from (used in) operating activities	1,548	(3,305)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at amortized cost	-	(30,000)
Proceeds from disposal of financial assets at amortized cost	-	-
Acquisition of property, plant and equipment	(154)	(165)
Acquisition of intangible assets	(32)	(93)
Increase in guarantee deposits paid	(27)	-
Net cash flows from (used in) investing activities	(213)	(30,258)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from financial liabilities designated at fair value through profit or loss	-	-
Repayment of principal portion of lease liabilities	(393)	(457)
Employee stock options exercised	330	5,592
Recapitalization	-	112,893
Payments to acquire treasury shares	-	-
Net cash flows from (used in) financing activities	(63)	118,028
Effects of exchange rates changes on cash and cash equivalents	163	(2,302)
Net increase in cash and cash equivalents	1,435	82,163
Cash and cash equivalents at beginning of year	79,018	80,453
Cash and cash equivalents at end of year	$80,453	$162,616

Reconciliation of non-IFRS financial measures– adjusted net income (loss) calculation

	Years ended December 31
	2021	2022
Items	Amount	Amount
Net Income (Loss)	$(156,852)	$(161,744)
One-off Transaction Costs	1,594	71,152
Non-Cash Equity-Based Compensation	1,782	2,175
Non-Cash Valuation (Gain)/Loss of Financial Liabilities	150,745	93,777
Foreign Exchange (Gain)/Loss	893	(1,303)
Adjusted Net Income (Loss)	$(1,838)	$4,057

Reconciliation of non-IFRS financial measures – adjusted EBITDA calculation

	Years ended December 31
	2021	2022
Items	Amount	Amount
Net Income (Loss)	$(156,852)	$(161,744)
Depreciation and Amortization Expense	645	766
Income Tax Expense	417	292
Interest Income and Finance costs	(122)	(2,021)
One-off Transaction Costs	1,594	71,152
Non-Cash Equity-Based Compensation	1,782	2,175
Non-Cash Valuation (Gain)/Loss of Financial Liabilities	150,745	93,777
Foreign Exchange (Gain)/Loss	893	(1,303)
Adjusted EBITDA	$(898)	$3,094